Exhibit 21.1
Subsidiaries of Vir Biotechnology, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Agenovir Corporation	Delaware
Encentrio Therapeutics, Inc.	Delaware
Encentrio Therapeutics International GmbH	Switzerland
Humabs BioMed SA	Switzerland
TomegaVax, Inc.	Delaware
Vir AU Biotechnology Pty Ltd.	Australia
Vir Biotechnology International GmbH	Switzerland
Vir Predictive Medicine, Inc.	Delaware
VirAb, Inc.	Delaware